Exhibit 99.1

UTIME LIMITED

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

May 27, 2022

Weiyuan Wang

Room 202, Suite2 West Building1

Huayuanxincun Community, Xihu District, Hangzhou

PRC

Re: Director Offer Letter

Dear Mr. Wang:

UTime Limited, a Cayman Islands exempted company (the “Company”), is pleased to offer you a position as a member of its Board of Directors (the “Board”). We believe your background and experience will be a significant asset to the Company and we look forward to your participation on the Board. Should you choose to accept this position as a member of the Board, this letter agreement (the “Agreement”) shall constitute an agreement between you and the Company and contains all the terms and conditions relating to the services you agree to provide the Company.

1. Term. This Agreement is effective as of the effectiveness date of May 27, 2022 (the “Effective Date”). Your term as director shall continue subject to the provisions in Section 9 below or until your death, incapacity, resignation or removal. Your term of office as a member of the Board shall be up for re-election each year at the Company’s annual shareholder’s meeting and upon re-election, the terms and provisions of this Agreement shall remain in full force and effect. Notwithstanding the foregoing, this Agreement may be terminated at any time in accordance with Section 9 hereto.

2. Services. You shall render services as a member of the Board and such committees of the Board as the Board may designate, subject to your agreement to serve on such committees (hereinafter, your “Duties”). During the term of this Agreement, you shall attend and participate in such number of meetings of the Board and of the committees of which you may become a member (if any) as regularly or specially called. You may attend and participate at each such meeting, via teleconference or in person. You shall consult with the other members of the Board and committee (if any) regularly and as necessary via telephone, electronic mail or other forms of correspondence.

3. Services for Others. You shall be free to represent or perform services for other persons during the term of this Agreement. However, you agree that you do not presently perform and do not intend to perform, during the term of this Agreement, similar duties, consulting or other services for companies whose businesses are or would be, in any way, competitive with the Company (except for companies previously disclosed by you to the Company in writing). Should you propose to perform similar duties, consulting or other services for any such company, you agree to notify the Company in writing in advance (specifying the name of the organization for whom you propose to perform such services) and to provide information to the Company sufficient to allow it to determine if the performance of such services would conflict with areas of interest to the Company.

4. Compensation.

4.1. Cash. Commencing on the Effective Date, and upon each anniversary thereof that you remain a director, you shall receive cash compensation of $50,000 for each calendar year of service under this Agreement on a pro-rated basis which shall be paid on a quarterly basis in arrears.  Notwithstanding the foregoing to the contrary, all fees are subject to approval and/or change as deemed appropriate by the Board, and all or a portion of such fees may, in the sole discretion of the Board or a designated committee thereof, be paid in equity in lieu of cash; provided, that any such equity payments shall be made from the Company’s equity incentive plan. Should you serve as the chairman of any Board committee, you will be entitled to additional cash compensation to the extent approved by the Board or a designated committee thereof.

4.2 Equity Awards. You shall also be entitled to receive annual equity awards under the Company’s equity incentive plans from time to time as determined by the Board or a designated committee thereof.

4.3 Reimbursement of Reasonable Expenses. You shall also be reimbursed for reasonable, pre-approved expenses incurred by you in connection with the performance of your Duties (including travel and lodging expenses for in-person meetings).

5. D&O Insurance Policy. During the term under this Agreement, the Company shall use its commercially reasonable efforts to purchase an officers and directors insurance policy and include you as an insured thereunder.

6. No Assignment. Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

7. Confidential Information; Non-Disclosure. In consideration of your access to certain Confidential Information (as defined below) of the Company in connection with your service as a member of the Board, you hereby agree as follows:

a. Definition. For purposes of this Agreement the term “Confidential Information” means: (i) any information which the Company possesses that has been created, discovered or developed by or for the Company, and which has or could have commercial value or utility in the business in which the Company is engaged; and (ii) any information which is related to the business of the Company and is generally not known by non-Company personnel. Confidential Information includes, without limitation, trade secrets and any information concerning financial or accounting matters, products, product concepts, processes, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics and agreements.

b. Exclusions. Notwithstanding the foregoing, the term Confidential Information shall not include: (i) any information which becomes generally available to the public other than as a result of a breach of the confidentiality portions of this Agreement, or any other agreement requiring confidentiality between the Company and you; and (ii)  information you are required to disclose pursuant to any applicable law, regulation, judicial or administrative order or decree, or request by other regulatory organization having authority pursuant to the law; provided, however, that you shall first have given prior written notice to the Company and made a reasonable effort to obtain a protective order requiring that the Confidential Information not be disclosed.

c. Documents. You agree that, without the express written consent of the Company, you will not remove from the Company's premises or retain following the termination of this Agreement or your service to the Company any notes, formulas, programs, data, records, machines or any other documents or items which in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. You shall promptly return any such documents or items, along with any reproductions or copies to the Company upon the Company's demand, upon termination of this Agreement, or upon your termination or Resignation (as defined in Section 9 herein).

d. Confidentiality. You agree that you will at all times hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as may be necessary to perform your duties to the Company as a member of the Board. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary to perform your duties to the Company as a member of the Board. Notwithstanding the foregoing, you may disclose Confidential Information to your legal counsel for the purpose of rendering personal legal advice to you and to your accounting advisors who have a need to know such information for accounting or tax purposes and who agree to be bound by the provisions of this paragraph (d).

e. Ownership. You agree that Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by you during the term of this Agreement and that arise out of your Duties (collectively, “Inventions”), and you will promptly disclose and provide all Inventions to the Company. You agree to assist the Company, at its expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned.

f. Survival. You agree that the provisions of this Section 7 shall survive and remain in full force and effect upon and following any termination or purported termination of this Agreement or from and after the time you cease performing services to the Company.

8.  Non-Solicitation. During the term of your service to the Company and for a period of one (1) year thereafter, you shall not directly solicit for employment any officer, employee or consultant of the Company with whom you have had contact due to your service. You agree that the provisions of this Section 8 shall survive and remain in full force and effect upon and following any termination or purported termination of this Agreement or from and after the time you cease performing services to the Company.

9.  Termination and Resignation. Your membership on the Board (which for purposes of this Agreement shall automatically mean any committee of the Board) may be terminated and you may be removed from the Board for any or no reason by a vote of the shareholders holding at least a majority of the Company’s issued and outstanding common stock entitled to vote. You may also terminate your membership on the Board for any or no reason by delivering your written notice of resignation to the Company (“Resignation”), and such Resignation shall be effective upon the time specified therein or, if no time is specified, upon receipt of the notice of resignation by the Company. Upon the effective date of any of the termination of your Board service or your Resignation, your right to compensation hereunder will terminate subject to the Company's obligations to pay you any compensation that you have already earned and to reimburse you for approved expenses already incurred in connection with your performance of your Duties as of the effective date of such termination or Resignation.

10. Governing Law; Venue; Waiver of Jury Trial. All questions with respect to the construction and/or enforcement of this Agreement, and the rights and obligations of the parties hereunder, shall be determined in accordance with the law of the State of New York applicable to agreements made and to be performed entirely in the State of New York. The parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York, for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that they are is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHT EITHER MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11. Entire Agreement; Amendment; Waiver; Counterparts. This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof. Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or waiver of any other term or condition of this Agreement. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not affect the right of any such party to require future performance of such provision or any other provision of this Agreement. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement, and may be executed using facsimiles of signatures, and a facsimile of a signature shall be deemed to be the same, and equally enforceable, as an original of such signature. Delivery of such counterparts by facsimile or email/.pdf transmission shall constitute validity delivery thereof.

12. Indemnification. The Company shall, to the maximum extent provided under applicable law on the terms set forth in the Company’s memorandum and articles of association (as amended from time to time), indemnify and hold you harmless from and against any expenses, including reasonable attorney’s fees, judgments, fines, settlements and other legally permissible amounts (“Losses”), incurred in connection with any proceeding arising out of, or related to, your performance of your Duties.

13. Not an Employment Agreement This Agreement is not an employment agreement, and shall not be construed or interpreted to create any right for you to be employed by the Company or have any rights of an employee of the Company.

14. Acknowledgement. You accept this Agreement subject to all the terms and provisions of this Agreement. You agree to accept as binding, conclusive, and final all decisions or interpretations of the Board of any questions arising under this Agreement.

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Thank you for your agreement to serve on our Board, and we look forward to working with you. If you are in agreement with the foregoing, please sign by your name below and return a copy to me, which signature shall signify your agreement.

Sincerely,

UTIME LIMITED

	By:	/s/ Minfei Bao
		Name:	Minfei Bao
		Title:	Chief Executive Officer

AGREED AND ACCEPTED:

/s/ Weiyuan Wang
Weiyuan Wang

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